UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

RDE, Inc.

(Name of Issuer)

Common Stock, Par Value $.001 per share

(Title of Class of Securities)

74940T104

(CUSIP Number)

December 29, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74940T104	Page 1 of 3

1	NAMES OF REPORTING PERSONS Eldridge Industries, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,703,478
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,703,478

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,703,478
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.8% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

The percentages used herein are calculated based upon (i) 16,761,960 shares of the Issuer’s common stock outstanding as of October 31, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2023 and (ii) 6,108,007 shares of the Issuer’s common stock issued to shareholders of CardCash Exchange, Inc. in connection with the merger as reported in the Issuer’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on January 5, 2024.

CUSIP No. 74940T104	Page 2 of 3

1	NAMES OF REPORTING PERSONS Eldridge RDE Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,703,478
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,703,478

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,703,478
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.8% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

The percentages used herein are calculated based upon (i) 16,761,960 shares of the Issuer’s common stock outstanding as of October 31, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2023 and (ii) 6,108,007 shares of the Issuer’s common stock issued to shareholders of CardCash Exchange, Inc. in connection with the merger as reported in the Issuer’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on January 5, 2024.

CUSIP No. 74940T104	Page 3 of 3

1	NAMES OF REPORTING PERSONS Todd L. Boehly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,703,478
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,703,478

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,703,478
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.8% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

The percentages used herein are calculated based upon (i) 16,761,960 shares of the Issuer’s common stock outstanding as of October 31, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2023 and (ii) 6,108,007 shares of the Issuer’s common stock issued to shareholders of CardCash Exchange, Inc. in connection with the merger as reported in the Issuer’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on January 5, 2024.

Item 1(a)	Name of Issuer:

The name of the issuer is RDE, Inc. (the “Company”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:

The Company’s principal executive office is located at 1100 Woodfield Road, Suite 510, Schaumburg, IL 60173.

Item 2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by and on behalf of each of Eldridge Industries, LLC (“Eldridge”), Eldridge RDE Holdings, LLC (“RDE Holdings”) and Todd L. Boehly (collectively, the “Reporting Persons”). RDE Holdings is the direct owner of the securities covered by this statement.

RDE Holdings is indirectly controlled by Eldridge, and Eldridge may be deemed to have voting and dispositive power over the reported securities. Mr. Boehly is the indirect controlling member of Eldridge and, in such capacity, may be deemed to have voting and dispositive power over the reported securities.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 28, 2024, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

The filing of this statement shall not be construed as an admission that the Reporting Persons are, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is 600 Steamboat Road, Greenwich, CT 06830.

Item 2(c)	Citizenship:

Eldridge and RDE Holdings are each organized as a limited liability company under the laws of the State of Delaware.

Mr. Boehly is a United States citizen.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $.001 per share.

Item 2(e)	CUSIP No.:

74940T104.

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4	Ownership:

A.	Eldridge Industries, LLC

(a)	Amount beneficially owned: 2,703,478

(b)	Percent of class: 11.8%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 2,703,478

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 2,703,478

B.	Eldridge RDE Holdings, LLC

(a)	Amount beneficially owned: 2,703,478

(b)	Percent of class: 11.8%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 2,703,478

(iii)	Sole power to dispose or direct the disposition: 0

(iv)	Shared power to dispose or direct the disposition: 2,703,478

C.	Todd L. Boehly

(a)	Amount beneficially owned: 2,703,478

(b)	Percent of class: 11.8%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 2,703,478

(iii)	Sole power to dispose or direct the disposition: 0

(iv)	Shared power to dispose or direct the disposition: 2,703,478

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 28, 2024

Eldridge Industries, LLC

By:	/s/ Todd L. Boehly
Name:	Todd L. Boehly
Title:	Authorized Signatory

Eldridge RDE Holdings, LLC

By:	/s/ Todd L. Boehly
Name:	Todd L. Boehly
Title:	Authorized Signatory

Todd L. Boehly

By:	/s/ Todd L. Boehly

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement dated February 28, 2024